GLAMIS GOLD LTD.

January 7, 2005

Dear Goldcorp Shareholder:

      Glamis Gold Ltd. is pleased to enclose an offer (the “Offer”) to purchase all the outstanding common shares of Goldcorp Inc. Shareholders depositing their Goldcorp shares under the Offer will receive 0.89 common shares of Glamis for each Goldcorp common share deposited. The Offer represents a 22.6% premium for Goldcorp shareholders, based on the volume-weighted average trading price for Glamis and Goldcorp on the NYSE for the 30 trading days ended December 15, 2004, the day before we announced our intention to make the Offer.

      As described below, if Goldcorp shareholders vote to approve the issuance of Goldcorp shares to Wheaton River shareholders at the January 31, 2005 Goldcorp Shareholders meeting and the Wheaton River Acquisition Agreement is not terminated, a condition of our Offer will not be satisfied and the Offer will not proceed.

      We believe the combination of Glamis and Goldcorp is a unique opportunity to create a world-class, pure gold producer by combining the strengths of Glamis and Goldcorp. As well, with the public announcement of Mr. Robert McEwen’s intention to resign as Goldcorp’s Chief Executive Officer, the Offer would address Goldcorp’s need for new leadership through Glamis’ knowledgeable and experienced management team.

      We believe the combination of Glamis and Goldcorp will produce substantial benefits:

      Premier gold producer. The combined company will be a world-class, pure gold producer that will be substantially larger than the companies in the intermediate gold company group. Its simple, low-cost operations in politically stable jurisdictions will present a positive alternative for investors to the senior producers, combining the market liquidity of a senior producer with the growth potential of an intermediate producer. The combined company will have projected gold production in 2005 of nearly 1.0 million ounces and a large reserve base, with over 11 million ounces of proven and probable gold reserves.

      Expertise to Unlock Additional Value in Red Lake. Goldcorp’s Red Lake property is one of the premier high-grade gold mines in the world. We believe there are good opportunities to enhance the value of Red Lake by the discovery of more reserves, achieving cost savings through mine optimization, increasing throughput and lowering unit costs, and by considering meaningful consolidation in the Red Lake camp.

      Professional, Operations-Oriented Management. We bring to the combined company a professional, operations-oriented management team experienced in both acquisitions, and mine development and operations. Our approach to operations is a bottom-up strategy, driving efficiency through empowerment of local management. Based on our due diligence reviews of Goldcorp, we are confident that this approach will be highly successful at Red Lake. Glamis has successfully developed and operated gold mines for the past 25 years and many of the people responsible for this outstanding record remain with us.

      Financial strength. The combined company will have a strong, liquid balance sheet, with approximately $500 million in cash and cash equivalents. The annual average cash cost of the combined company over the next five years is projected to be approximately $120 per ounce, approximately 45% below the average of the senior North American gold producers. Subject to board approval, we intend to pay a dividend to shareholders of the combined company. We will also seek input from shareholders regarding the practice of withholding a portion of gold production from sale in order to take advantage of expected higher future gold prices.

      Pure, Unhedged Gold Producer. The combined company will remain a pure gold company, with no base metal exposure or reliance on base metal credits to achieve low operating costs. A Goldcorp-Glamis combination will not jeopardize Goldcorp’s premium gold multiple through the inclusion of base metals. In addition, we will continue our strategy of not hedging, with 100% of gold production and gold reserves remaining unhedged.

      Diversified Portfolio of Properties with Long Mine Life. We have established a diversified portfolio of new low-cost, long-lived operations. The combination of these assets with the primarily single-property portfolio of Goldcorp will provide diversity of operating risk that the Goldcorp shareholders currently do not enjoy.

      Outstanding Growth Profile. The combination of expected growth at Red Lake with our existing growth projects provides superior opportunities for enhanced valuations from fully permitted and financed growth projects already under construction. Glamis expects annual production of the combined company to grow by 66% to 1.4 million ounces by 2007. Additionally, we believe that each of our mines and Red Lake have excellent prospects for discovery and reserve expansion.

      Track Record of Acquisition Integration Success. We have demonstrated our ability to effectively build value through mergers and acquisitions, having successfully identified and implemented important mining and process enhancements at our Marigold and El Sauzal mines, and having significantly expanded reserves and resources at our San Martin and Marigold mines and at our Marlin and Cerro Blanco projects. Each of these mines and projects came to us through mergers completed since 1998.

      Our offer is conditional upon, among other things, at least 66 2/3% of the shares of Goldcorp (on a fully diluted basis) being validly deposited under the Offer and not withdrawn, the Goldcorp shareholders not approving the issuance of Goldcorp shares in connection with the Wheaton River acquisition and the Wheaton River Acquisition Agreement being terminated. Enclosed are documents that describe the terms and conditions of our Offer in greater detail. We refer you specifically to the accompanying Letter of Acceptance and Transmittal for instructions on how to tender your Goldcorp shares to the Offer.

      If you have any questions, please contact our Information Agent, Georgeson Shareholder Communications Canada, Inc., toll-free at 1-877-288-7946.

Thank you for your consideration of our Offer.

Yours truly,

GLAMIS GOLD LTD.

(Signed) C. Kevin McArthur

President & Chief Executive Officer

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